Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 13 DATED MARCH 2, 2018

TO THE OFFERING CIRCULAR DATED AUGUST 23, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 23, 2017, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our asset acquisitions.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

Villas del Mar – Fort Worth, Texas

On February 28, 2018, we acquired a $1,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) related to the acquisition of a 263-unit, 35-building apartment complex in the Southwest submarket of Fort Worth, Texas (the “Property”). The Equity Investment comprises 26.6% of the total equity.  An entity managed by an affiliate of Realty Mogul, Co. also made an investment in this transaction in the amount of $1,860,000. Together, the cumulative investment of $2,860,000 will comprise approximately 76% of the total equity towards the acquisition and planned property improvements.  The real estate company sponsoring this transaction has secured a senior loan in the amount of $12,658,000.  The loan has a 12-year term with three years of interest-only payments and has a fixed interest rate of 4.75%.

The Property was built in 1968 and consists of one, two and three-bedroom apartments, averaging approximately 1,043 square feet per unit.  The Property amenities include a swimming pool, clubhouse, children's play area, a public mail center, a public laundry center, 24-hour emergency on-site maintenance and a leasing center with full public kitchen.

The real estate company sponsoring this transaction plans to implement a value-add strategy by completing interior and exterior renovations at the Property.  Interior upgrades are expected to include black-on-black appliances, faux-wood flooring, utility-efficient devices and new fixtures.  Exterior and amenity improvements are expected to include a parking lot seal coat and restriping, new signage, leasing clubhouse upgrades and a dog park, among other improvements.  As of December 2017, the Property was 94% occupied with an average in-place rental rate of $876 per unit.

The Property is located in the Dallas-Fort Worth metropolitan statistical area (the “MSA”).  The MSA is the fourth largest of the 382 MSAs in the United States with a combined population of approximately 7.2 million people as of July 2016, according to the United States Census Bureau.  Between July 2010 and 2016, population growth for Fort Worth was estimated to be 14.7%, which exceeded the national average of 4.5% over the same time period.

The Property is located off Las Vegas Trail and offers easy access to I-30, Loop 820, TX State Highway 183, US Highway 377, Chilsom Trail Parkway and TX-151. The Property is in close proximity to several shopping, dining and entertainment options including Westover Marketplace, Ingram Park Mall, and Walmart Supercenter, which is located less than one mile away.

In connection with the Equity Investment, we have partnered with an experienced real estate company that specializes in workforce housing and multifamily apartment communities in densely-populated Hispanic neighborhoods. The real estate company owns and manages over $285 million in multifamily assets, consisting of approximately 4,800 units. The real estate company specializes in acquiring and repositioning apartments in infill locations and implementing its proprietary cultural management platform which includes specific cultural upgrades and community-oriented resident services and programs.  Additionally, Realty Mogul, Co. and its affiliates have invested in six prior successful transactions with this real estate company, including Plano Multifamily Portfolio and Tuscany Apartments.